KB GLOBAL HOLDINGS LIMITED	No 3 Building of No 1 Jiali Construction Plaza FL 13, No.4th Central Road, Futian, Shenzhen Guangdong Province, 518000, People’s Republic of China

May 9, 2022

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	Jacob Luxenburg David Irving Eric Envall David Lin

Re:	KB Global Holdings Limited Amendment No. 2 to Registration Statement on Form S-1 Filed March 22, 2022 File No. 333-261688

Dear Sir or Madam:

KB Global Holdings Limited (the “Company”) is filing amendment number 3 (the “Amendment”) to the Registration Statement on Form S-1 (the “Registration Statement”) in response to your recent review letter addressed to Li Guo, Chief Executive Officer of the Company, dated April 28, 2022 (the “SEC Letter”). This response letter, along with the amended Offering Statement, addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

Amendment No. 2 to Form S-1 filed March 22, 2022

General

1. We note your response to comment 1 and we reissue it in part. Your cover page still includes the phrase, “Except as disclosed in this Registration Statement.”

We have removed all exception based disclosure.

2. We note your response to comment 3 and reissue it in part. You still have a cross-reference on page 27, “Description of Share Capital—Differences in Corporate Law” and there is no subheading in your filing titled “Differences in Corporate Law.”

We have removed any incorrect cross references.

Cover Page

3. It appears that your cover page consists of eight pages. Please revise to limit your cover page to the disclosures that we have requested be included thereon, as well as the information required by Item 501 of Regulation S-K and other information that is key to an investment decision.

Me have minimized the Cover Page to include only requested items and the information required by Item 501.

4. Please disclose prominently on the prospectus cover page that your operations are conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors. Disclose here, in addition to your disclosures elsewhere in your registration statement, that these contracts have not been tested in court.

We have added this disclosure.

5. We note your revised disclosure in response to comment 4 that the “VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law may prohibit direct foreign investment in the operating companies” (emphasis added). Please further revise to clearly explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies. Furthermore, since you have moved the corporate diagram, please delete the sentence, “The following diagram illustrates our corporate structure, including our subsidiaries, interests and consolidated variable interest entities as of the date of this prospectus.”

We have made the requested edits to the disclosure.

6. We note your response to comment 8 and reissue it in part. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

We have added the proper cross-reference.

Prospectus Summary, page 1

7. We note your response to comment 12. Please revise the prospectus summary section to include cross-references to the specific risk factors where you describe the risks described in that comment in greater detail.

We have provided the proper cross references.

Our Challenges and Risks, page 3

8. We note your response to comment 13. Beginning on page 3, you have multiple references to an asset management business. Please clarify to us and in your filing whether or not you are in the asset management or alternative asset management business.

We have removed all references to asset management.

The Offering, page 7

9. We note your response to comment 16. However, we are unable to locate the revisions to the prospectus summary section that your response references, and we reissue the comment.

We have more clearly disclosed our intentions to distribute earnings and provided a clearer disclosure regarding our intentions to settle amounts owed under the VIE agreements. We have also removed the reference to the ODI filing.

Risk Factors

We face uncertainties with respect to indirect transfers of equity interests..., page 22

10. Please reconcile the apparent conflict between the following statements in this risk factor:

●	“While we face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies, based on our current structure, these risks remain immaterial, regardless of the recent statements and regulatory actions by China’s government;” and

●	“PRC Governmental Agencies may intervene or influence the Company’s operations at any time, which could result in a material change in the Company’s operations and/or the value of the Ordinary Shares. There is a risk that such action could significantly limit or completely hinder the Company’s ability to offer or continue to offer any securities to investors and cause the value of such securities to significantly decline or be worthless.”

We have removed the conflicting risk factor language about the risks being immaterial.

Managements Discussion and Analysis of Financial Condition and Results of Operations, page 40

11. We acknowledge your response to our prior comment 20. Please revise your Critical Accounting Policies section to ensure that each policy is provided under its own distinct caption.

We have revised our Critical Accounting Policies section to include distinct captions.

Exhibits

Exhibit 8.2, page II-2

12. We note in your Exhibit title that the opinion in Exhibit 5.1 includes an opinion regarding certain Cayman Islands tax matters. There does not appear to be any reference to tax matters in that opinion. Please file a separate legal opinion that satisfies the requirements of Item 601(b)(8) of Regulation S-K.

A revised copy of the opinion in Exhibit 5.1, which now includes an opinion regarding certain Cayman Islands tax matters under paragraph 3(c) of the opinion, has been filed with this submission.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ Li Guo
Li Guo

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